January 24, 2007

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3702
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Hudson Highland Group, Inc. For 10-K for Fiscal Year Ended December 21, 2005 Filed March 15, 2006

Form 10-Q/A for Fiscal Quarter Ended March 31, 2006 Form 10-Q for Fiscal Quarter Ended June 30, 2006 File No. 0-50129

Your Letter of January 9, 2007

Ladies and Gentlemen:

We are writing in response to your letter of January 9, 2007 to Ms. Mary Jane Raymond regarding your review comments on the subject filings. Our responses are as follows, numbered in accordance with your comments.

Comment #1

Form 10-Q/A for Fiscal Quarter Ended March 31, 2006

Note 2 – Restatement of First Quarter 2006, Page 8

1.	We note your response to prior comment 1 and your definitions of permanent placement revenue and permanent placement fall off. Tell us the terms of your agreements with your clients regarding the permanent placement of candidates and the timing of your obligations and rights under the contracts. Please describe for us your basis in the accounting literature for your policy of recording permanent placement revenue at the time of acceptance of the offer of employment. Tell us why you believe it is appropriate to recognize this revenue prior to the candidate beginning work with your client.

Response to Comment #1

        Terms of agreement with our clients on permanent placement

Our terms are typical for the industry. Our terms for permanent placement revenue in the Americas reporting segment (approximately $30 million in annual revenue, or 6.8% of the 2005 total for that segment) are as follows:

•	Fee is between 20 percent to 30 percent of the first year salary of the candidate depending on the level and complexity of the role of the position.
•	Our work is complete at the time the candidate accepts the client’s offer, and payment is then due per our standard payment terms, typically net 10 days from such acceptance.
•	Fees are not refundable.
•	If the candidate leaves within the first 90 days subsequent to the date of employment with a client (a cancellation), we generally agree to locate and refer a replacement candidate at no additional fee if the client has paid the fees and the client informs us within approximately 15 days.

We record revenue net of an approximate 5 percent cancellation provision. This estimate is based on historical actual cancellations observed over a large set of homogeneous transactions.

        Basis in the Accounting Literature for Our Policy of Revenue Recognition

We use Staff Accounting Bulletin No. 104 (SAB 104) as our authoritative source for our policy of revenue recognition. Using the four basic criteria of SAB 104, our analysis has been:

1	Persuasive evidence of an arrangement exists.
We begin work on a placement through a variety of sources, including reviewing public job posting boards and directly marketing candidates. As is typical in the industry, we initiate this work at our own risk. Upon our presenting a candidate in whom a client has interest, we agree with the client on the terms of payment, including that payment is due from the client at the time of a candidate-accepted offer.
2	Delivery has occurred or services have been rendered.
The criterion for delivery is the acceptance by the candidate of an agreed offer from the client. The acceptance of the offer by the candidate is documented in writing. We record no revenue until this has occurred.
3	Seller’s price to the buyer is fixed or determinable
Our fee level is set at various points in the process depending on the relationship with the client, but in any event, the fee is set by the time the candidate accepts the offer from the client. At the time of delivery, the accepted candidate offer contains the first year salary. We record no revenue before the salary is known and the calculation (the first year salary multiplied by the percentage agreed) can be made.

4	Collectibility is reasonably assured
We review the payment history of our clients and record revenue for clients with good payment history. We also perform credit checks for new clients. In cases where we believe collectibility is not reasonably assured, we record the revenue on a cash basis. Collectibility has not been a significant issue historically.

We also note that our policy on revenue recognition for contingent permanent placement is consistent with several of our competitors, including Robert Half and Diversified Corporate Resources Inc. among others.

Comment #2

Form 10-Q for Fiscal Quarter Ended June 30, 2006

Note 2- Basis of Presentation and Description of Business, page 7

First Quarter 2006 Restatement and Related Matters, page 7

2.	We note your response to prior comment 2 and have the following additional comments:

•	With regards to the adjustment of $923,000, describe for us in more detail why you were not able to determine the appropriate period to which the unbilled accounts receivable related. Clarify whether this un-reconciled difference arose during your review of March 31, 2006 balance sheet reconciliations. If so, tell us why you did not also perform a similar recreation of the detailed unbilled accounts receivable sub-ledger as compared to the general ledger balance as of December 31, 2005 to determine whether the error existed as of this date.

•	Please provide us with a more detailed materiality analysis addressing why you did not restate your financial statements as of December, 31, 2005 to reflect the error of $643,000. Your analysis should address the impact of this error on net income and earnings per share, calculated in accordance with GAAP, for the year ended December 31, 2005 as well as the quarter and six months ended June 30, 2006. In addition, please address each of the qualitative factors discussed in SAB 99.

Response to Comment #2

        First Bullet regarding the $923,000 adjustment

The $923,000 un-reconciled difference arose during our initial examinations of the accounts for May 31, 2006.

As to why we did not perform a similar sub-ledger re-creation as of December 31, 2005 as we did as of March 31, 2006, it is helpful to first describe the procedures we used leading up to December 31, 2005 in connection with preparing to file our 2005 Form 10-K and related certifications.

At December 31, 2005, we were cognizant of the fact that the PeopleSoft installation had been live for less that 6 months. In preparation to file our 2005 financial statements correctly, and recognizing the practice that any new system installation be thoroughly tested for accuracy, we undertook extensive substantive and analytical testing of our accounts receivable, both billed and unbilled, with a particular concentration on the transactions generated by the new PeopleSoft system. We performed extensive sample testing and tracking of transactions through the system, as well as analytical reviews examining trends to prior and sequential periods. This work resulted in a high level of comfort that the transactions being captured by the PeopleSoft installation were accurate and properly recorded. We did not identify any unexplained reconciling differences as of December 31, 2005 as a result of this work. On the basis of this work, we filed our 2005 Form 10-K.

In May 2006, when we discovered the issues leading to our first quarter 2006 restatement, we first re-evaluated the procedures we undertook at December 31, 2005 as we noted on page 5 of our November 21, 2006 response to you. We engaged additional accounting experts, with the knowledge and approval of our external auditors and Audit Committee, to discuss what we did at year end to evaluate if we had failed to identify the issues at year end. We did identify the items totaling $643,000 as we disclosed, but we did not find any other differences relating to the year ending December 31, 2005.

We then commenced the work for the accounts from January 1, 2006 forward that we described in our response dated November 21, 2006. Upon completing that work on the accounts from January 1, 2006 forward, and having this remaining $923,000 amount still unexplained, we evaluated our status with our external auditors, accounting experts (including those with expertise in forensic accounting), outside counsel and our Audit Committee.

In considering whether to undertake a re-creation of the detailed unbilled accounts receivable sub-ledger as of December 31, 2005, as was done as of March 31, 2006, we first evaluated whether we had any indications of intentional misstatement and found there were none. We then considered the following additional factors for the $923,000:

a)	We spent 11 weeks and $1.5 million on the reconciliation work and transactions roll forward from January 1 to May 31, 2006 and the related restatement. We estimated, based on the costs incurred for the work already done, that we would likely incur over $2.5 million of additional costs to re-create the analysis as of December 31 and September 30, 2005, and take an estimated additional four months to attempt to identify the source of $923,000 with no certainty of finding it in those two quarters. We considered this in the context of the SAB 99 reference to the cost of correcting a misstatement and felt that this would be considered a major expenditure to correct a relatively small misstatement. We determined this expenditure would not be warranted in our situation.

b)	We considered it unlikely that this $923,000 amount was a single transaction or entry since such an error would have likely been identified in prior year closing procedures. Therefore, it was more likely that this amount was composed of smaller entries and, as such, would be very difficult to find, and was less likely to have a material impact on any one given period.

We considered the general improvement in our control environment surrounding the processing of revenue and receivables in the 2 year period preceding the PeopleSoft implementation. We concluded that there was a good likelihood that the cause of the error or errors arose in an earlier year, possibly even prior to our spin-off at March 31, 2003.

In light of having no evidence that the difference belonged in the first quarter of 2006 or in the fourth quarter of 2005, we determined it was appropriate to record a reserve for this difference in the quarter in which we found it, the second quarter of 2006.

        Second bullet regarding the $643,000 difference

Below please find an analysis that shows:

•	The error as a percentage of the full year 2005 EBITDA, net income and earnings per share (EPS)
•	The error as a percentage of the quarter ended June 30, 2006 EBITDA, net income and EPS
•	The error as a percentage of the first six months ended June 30, 2006 EBITDA, net income and EPS
•	The error as a percentage of the projected results for the entire year ended December 31, 2006, as of the beginning of August 2006.

As Reported:	2005 (1)	Q2 2006	Six Months 2006	Projected 2006
(amounts in thousands, except per share amounts)
EBITDA	$29,584	$8,467	$6,137	$27,430
Net Income	$5,313	$600	$(7,480)	$3,517 (2)
EPS - Basic	$0.24	$0.02	$(0.31)	$0.14
EPS - Diluted	$0.22	$0.02	$(0.31)	$0.14
Shares Out - Basic	22,295	24,414	24,318	24,475
Shares Out - Diluted	23,674	25,172	24,318	25,250

Amounts assuming $643
recorded in 2005:
EBITDA	$28,941	$9,111	$6,780	$28,073
Net Income	$4,670	$1,243	$(6,837)	$4,160
EPS - Basic	$0.21	$0.05	$(0.28)	$0.17
EPS - Diluted	$0.20	$0.05	$(0.28)	$0.17
% Change - EBITDA	-2.2%	7.6%	10.5%	2.3%
% Change - Net Income	-12.1%	107.2%	8.6%	18.3%
% Change - EPS - Basic	-12.5%	150.0%	9.7%	21.4%
% Change - EPS - Diluted	-9.1%	150.0%	9.7%	21.4%

Notes:
1.  These are results as reported in 2005, not restated for the Highland Partners discontinued operations treatment nor our FAS 123 adoption.
2. Projected net income for 2006 excludes an approximate $20 million subsequently-determined gain on the sale of the discontinued operation

We considered the importance of the misstatements as a relatively large percentage of net income and EPS, for the full year 2005, the second quarter of 2006 and as projected in August 2006 for the full year 2006. The reason we concluded that these were not determinative was because we considered our net income to be essentially break even and as such, not the most meaningful measure to use in evaluating materiality. This assessment paralleled similar concepts subsequently presented by Todd E. Hardiman of the SEC’s Division of Corporate Finance in his December 12, 2006 speech.

We note Mr. Hardiman’s comments relative to the concept of a “break-even year” which he suggested might be a circumstance in which an otherwise material error measured on a quantitative basis may not be considered material. As was referred to in our November 21, 2006 initial response, we do view the 2005 results as essentially a break-even year on $1.4 billion in revenue. Our analysis took into consideration Mr. Hardiman’s two cautions. The first caution speaks to being a company that “regularly has razor thin margins or net income”. The second caution speaks to uses of the break-even argument when a turnaround will be prolonged or the earnings trend is not clear over multiple years. In our case, our net income (loss) trend was, for 2003, 2004 and 2005, $(328.8), $(26.8), and $5.3 million, respectively. We also expected to deliver profitability in 2006 relatively similar to 2005 after absorbing a one-time restructuring charge of at least $2.7 million, and greater profitability thereafter.

We also considered Mr. Hardiman’s views presented relative to the assessment of quarterly misstatements and materiality and compared these interpretations of Opinion 28, paragraph 29 to our earlier assessment. While Mr. Hardiman presented no conclusions, he seemed to place equal merit on the position that prior period corrections could be assessed for materiality against expected annual results, rather than only quarterly results, assuming full disclosure of the correction. We also had applied similar thinking, as we noted in our earlier response, relative to EBITDA, when we said the error would be about 3 percent of the expected 2006 full year EBITDA. We have noted this in the table. Therefore, we believe that the $643,000 recorded in the second quarter of 2006 is not per se material, since the amount is not material for the year after considering a similar break even concept in 2006. As we note in the table above, actual net income for 2006 will significantly exceed the expectation in August 2006 due to the gain on the sale of the discontinued operation

While we considered the assessments of the misstatements in reference to net income and EPS to be important, we respectfully maintain the position that EBITDA remains the most relevant operational measure against which to assess materiality. As stated previously, we use this measure to set our external guidance to investors, to assess operating performance, and to manage our operations. With this in mind, we concluded that the above noted misstatements of net income, EPS and EBITDA are not material from a quantitative perspective.

We turned then to the qualitative factors of SAB 99 to further guide our decision. Our analysis was as follows:

•	whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

°	As noted in our prior correspondence, approximately $302,000 of the $643,000 related to precise measurement rather than estimation. We did not consider the $302,000 to be significant.

•	whether the misstatement masks a change in earnings or other trends

°	If the $643,000 was recorded in fourth quarter of 2005, it would not have altered the trend in earnings. Our earnings for 2003 through 2005 were:

2003 Net Loss	($328.8 million)
2004 Net Loss	($26.8 million)
2005 Net Income	$5.3 million
2003 EBITDA	($292.4 million)
2004 EBITDA	($3.1 million)
2005 EBITDA	$29.6 million

•	whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

°	We did not meet the analysts’ consensus expectations in the fourth quarter of 2005 nor for the first half of 2006. For the second quarter of 2006, we reported EBITDA of $8.5 million versus analysts’ consensus of $8.7 million. Without the $643,000, we would have reported $9.1 million in the second quarter of 2006.

•	whether the misstatement changes a loss into income or vice versa

°	For the full year 2005, second quarter of 2006 and the first six months of 2006, our treatment of the $643,000 did not reverse a loss to income.

•	whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

°	The misstatements all affect the Hudson Americas segment. As our revenues are about 33% each in the segments of Americas, Europe and Asia Pacific, they are all equally important.

•	whether the misstatement affects the registrant’s compliance with regulatory requirements

°	The misstatements did not affect our compliance with regulatory requirements in any period under question.

•	whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

°	Recording the $643,000 in 2005 would not have had an impact on our compliance with our loan covenants in fourth quarter of 2005.

•	whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

°	The fourth quarter 2005 amount of $643,000, if it had been recorded in 2005, would have reduced the CEO’s bonus by $12,000, causing it to go from $592,000 to $580,000. It had no effect on the bonus of the CFO. The bonus of the President of North America’s bonus would have been affected by $26,000, causing it to go from $198,000 to $172,000. We viewed the total $38,000 impact as immaterial.

•	whether the misstatement involves concealment of an unlawful transaction.

°	The misstatements involved nothing unlawful.

With regard to the year ended December 31, 2005, the Company considered the above factors, the fact that the amount of the error was less than 5 percent of EBITDA, which is the measure we use in our guidance to investors, and the fact that the absolute amount of the error was small (i.e., less than $1 million). Based on these items, the Company concluded that this amount was not material to our financial statements for the year ended December 31, 2005, notwithstanding that the amount was greater than 5 percent of our net income and the EPS, which, as previously stated, was essentially break even.

With regard to the quarter ended June 30, 2006 and the six months ended June 30, 2006, the value of $643,000 was greater than 5 percent on EBITDA, net income and EPS. However, given our assessment of the qualitative criteria under SAB 99 noted above and that the amount of the error was under $1 million, the Company considered it reasonable to record this amount in the second quarter of 2006.

Further, to reconfirm, we acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your consideration of the response. I am available to discuss these matters and can be contacted at (212) 351-7232.

Sincerely,

/s/ Mary Jane Raymond

Mary Jane Raymond
Executive Vice President & Chief Financial Officer